Form N-SAR,
Sub-Item 77Q1(a)
Copies of any material amendments
to the registrants charter


Nuveen Municipal High Income Opportunity Fund

811-21449


Attached please find as an exhibit under Sub-Item 77Q1(a) of Form N-SAR a copy of Appendix B of the Statement Establishing and fixing the Rights and preferences of Preferred Shares, filed on July 12, 2013 with the Commonwealth of Massachusetts, which is considered to be an amendment to the Funds Charter.